UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
HealthEquity, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
42226A 107
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42226A 107	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkley Capital Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,394,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,394,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,394,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.1%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 42226A 107	13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkley Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,394,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,394,150
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,394,150
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.1%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 42226A 107	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frank Medici
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 35,000
	6	SHARED VOTING POWER 15,394,150
	7	SOLE DISPOSITIVE POWER 35,000
	8	SHARED DISPOSITIVE POWER 15,394,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.2%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):	Name of Issuer:
HealthEquity, Inc. (the “Company”).
Item 1(b):	Address of Issuer’s Principal Executive Offices:
15 West Scenic Pointe Drive, Suite 100
Draper, Utah 84020
Item 2:
(a)	Name of Person Filing

This statement is filed by Berkley Capital Investors, L.P. (“Berkley Investors”), Berkley Capital, LLC (“Berkley Capital”) and Frank Medici (“Mr. Medici” and together with Berkley Investors and Berkley Capital, the “Reporting Persons”).

(b)	The address of the principal business and principal office of each of the Reporting Persons listed above is:
Berkley Investors and Berkley Capital
475 Steamboat Road
Greenwich, CT 06830

Frank Medici
12800 SW 139 Ave.
Miami, FL 33186

(c)	Citizenship

For each of Berkley Investors and Berkley Capital, Delaware. For Mr. Medici, the United States of America.

(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”).
(e)	CUSIP Number
42226A 107

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4:  Ownership:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 54,753,740 shares of Common Stock outstanding on November 30, 2014, as indicated by the Company’s Form 10-Q filed with the Securities and Exchange Commission on December 11, 2014.

Berkley Investors is the record holder of 15,394,150 shares of Common Stock.  Berkley Capital is the general partner of Berkley Investors.  Mr. Medici is the President of Berkley Capital and as such holds the voting and dispositive power over the Common Stock held by Berkley Investors.  Accordingly, the Reporting Persons share voting and dispositive power over 15,394,150 shares of Common Stock.  In addition, Mr. Medici is the record holder of 12,500 shares of Common Stock and 22,500 shares of Common Stock underlying stock options, including options exercisable within 60 days from the filing date of this Schedule 13G; accordingly, he has sole voting and dispositive power over such shares of Common Stock.  Mr. Medici disclaims beneficial ownership of the shares of Common Stock held of record by Berkley Investors (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

 Item 5:                          Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6:                          Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7:                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8:                          Identification and Classification of Members of the Group:
Not applicable.
Item 9:                          Notice of Dissolution of Group:
Not applicable.
Item 10:                       Certification:
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERKLEY CAPITAL INVESTORS, L.P.

By: Berkley Capital, LLC, its general partner

By: /s/ Frank Medici
Name:	Frank Medici
Title:	President

BERKLEY CAPITAL, LLC

By: /s/ Frank Medici
Name:	Frank Medici
Title:	President

FRANK MEDICI

By: /s/ Frank Medici

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated February 10, 2015, by and among the Reporting Persons.